## Annual General Meeting of Shareholders of Quoin Pharmaceuticals Ltd.

**Date:** April 12, 2022

**See Voting Instruction On Reverse Side.**

Please make your marks like this: X Use pen only

| Annual General Meeting of Shareholders: | For | Against | Abstain | Yes | No |
|---|---|---|---|---|---|
| Proposal 1.A. | ☐ | ☐ | ☐ | | |
| Proposal 1.B. | ☐ | ☐ | ☐ | | |
| Proposal 1.C. | ☐ | ☐ | ☐ | | |
| Proposal 1.D. | ☐ | ☐ | ☐ | | |
| Proposal 1.E. | ☐ | ☐ | ☐ | | |
| Proposal 1.F. | ☐ | ☐ | ☐ | | |
| Proposal 1.G. | ☐ | ☐ | ☐ | | |
| Proposal 2 | ☐ | ☐ | ☐ | | |
| Proposal 3 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 4 | ☐ | ☐ | ☐ | | |
| Proposal 5 | ☐ | ☐ | ☐ | | |
| Proposal 6 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 7 | ☐ | ☐ | ☐ | | |
| Proposal 8 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 9 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 10 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 11 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 12 | ☐ | ☐ | ☐ | | |
| Proposal 13 | ☐ | ☐ | ☐ | | |
| Proposal 14 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 15 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 16 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 17 | ☐ | ☐ | ☐ | | |
| Proposal 18 | ☐ | ☐ | ☐ | ☐ | ☐ |
| Proposal 19 | ☐ | ☐ | ☐ | | |

**Authorized Signatures - This section must be completed for your instructions to be executed.**

____________________ Please Sign Here

____________________ Please Date Above

____________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

## Annual General Meeting of Shareholders of Quoin Pharmaceuticals Ltd. to be Held on April 12, 2022 for Holders as of March 4, 2022

### MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

**All votes must be received by 12:00 p.m. E.T. on April 7, 2022**

**PROXY TABULATOR FOR**
QUOIN PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

# Quoin Pharmaceuticals Ltd.

## Instructions to The Bank of New York Mellon, as Depositary
## (Must be received prior to 12:00 p.m. E.T. on April 7, 2022)

The undersigned registered owner of American Depositary Shares ("ADSs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADSs of **Quoin Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **March 4, 2022** at the Annual General Meeting of Shareholders of the Company, to be held on **April 12, 2022 at 12:00 p.m. (US Eastern Time)**, at The Logan, 1 Logan Square, Philadelphia, PA 19103, or any postponement or adjournment thereof in respect of the proposals listed below and specified on the reverse side.

### THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS.

**NOTE:**

**1. Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**

**(Continued and to be marked, dated and signed, on the reverse side)**

**Annual General Meeting of Shareholders:**

Proposal 1.A. To re-elect Dr. Michael Myers to serve as Director of the Company until the Company's next annual general meeting.

Proposal 1.B. To re-elect Ms. Denise Carter to serve as Director of the Company until the Company's next annual general meeting.

Proposal 1.C. To re-elect Mr. Joseph Cooper to serve as Director of the Company until the Company's next annual general meeting.

Proposal 1.D. To re-elect Mr. James Culverwell to serve as Director of the Company until the Company's next annual general meeting.

Proposal 1.E. To re-elect Dr. Dennis H. Langer to serve as Director of the Company until the Company's next annual general meeting.

Proposal 1.F. To re-elect Ms. Natalie Leong to serve as Director of the Company until the Company's next annual general meeting.

Proposal 1.G. To re-elect Mr. Michael Sember to serve as Director of the Company until the Company's next annual general meeting.

Proposal 2 To approve the increase in the Company's registered share capital from 12,500,000,000 Ordinary Shares (of no par value) to 50,000,000,000 Ordinary Shares (of no par value), and to amend the Articles to reflect such increase, in the form attached as **Annex A** to the Proxy Statement.

Proposal 3 To approve the Compensation Policy, in the form attached as **Annex B** to the Proxy Statement.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 3? **In order to ensure that your vote is counted on Proposal 3, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 4 To approve the Amended and Restated Equity Incentive Plan, in the form attached as **Annex C** to the Proxy Statement.

Proposal 5 To approve the form of the Indemnification and Release Agreement, in the form attached as **Annex D** to the Proxy Statement.

Proposal 6 To approve and ratify the CEO's Employment Terms as the terms of employment of Dr. Michael Myers as the Company's Chief Executive Officer, as described in Proposal 6.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 6? **In order to ensure that your vote is counted on Proposal 6, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 7 To approve and ratify the COO's Employment Terms as the terms of employment of Ms. Denise Carter as the Company's Chief Operating Officer, as described in Proposal 7.

Proposal 8 To approve a grant of options to Dr. Michael Myers as the Company's Chief Executive Officer, as described in Proposal 8.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 8? **In order to ensure that your vote is counted on Proposal 8, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 9 To approve a grant of options to Ms. Denise Carter as the Company's Chief Operating Officer, as described in Proposal 9.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 9? **In order to ensure that your vote is counted on Proposal 9, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 10 To approve an annual discretionary bonus to Dr. Michael Myers under the CEO's Employment Terms, as described in Proposal 10.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 10? **In order to ensure that your vote is counted on Proposal 10, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 11 To approve an annual discretionary bonus to Ms. Denise Carter under the COO's Employment Terms, as described in Proposal 11.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 11? **In order to ensure that your vote is counted on Proposal 11, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 12 To approve and ratify the Non-Employee Directors' Compensation Program, as described in Proposal 12.

Proposal 13 To approve grants of options to each of the Company's Non-Employee Directors pursuant to the Non-Employee Directors' Compensation Program, as described in Proposal 13.

Proposal 14 To approve and ratify a special bonus for Dr. Michael Myers, as described in Proposal 14.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 14? **In order to ensure that your vote is counted on Proposal 14, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 15 To approve and ratify a special bonus for Ms. Denise Carter, as described in Proposal 15.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 15? **In order to ensure that your vote is counted on Proposal 15, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 16 To approve and ratify the terms of repayment of certain indebtedness to Dr. Michael Myers, as described in Proposal 16.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 16? **In order to ensure that your vote is counted on Proposal 16, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 17 To approve and ratify the terms of repayment of certain indebtedness to Ms. Denise Carter, as described in Proposal 17.

Proposal 18 To approve and ratify Dr. Michael Myers' service as both the Chief Executive Officer of the Company and the Chairman of the Company's Board, effective for a period of three years, as described in Proposal 18.
Are you a Controlling Shareholder* of the Company, or do you have a Personal Interest** in the approval of Proposal 18? **In order to ensure that your vote is counted on Proposal 18, you must mark either "Yes" or "No" in the appropriate box.**

Proposal 19 To appoint Friedman LLP, a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), to serve as the Company's Auditor, until the Company's next annual general meeting.

*In this VIF, a "Controlling Shareholder" means any person (where a corporation and its affiliates, as well as an individual and family members sharing a residence or dependent upon each other for their livelihood, are deemed to be a single person), or persons acting together (whether by means of any trust, syndicate, voting agreement or other arrangement), which, whether directly or indirectly, enjoys a de facto ability to direct the Company's affairs, other than by exercise of official duty as a director or officer of the Company, with holdings by such person or persons of at least 50% of the rights to (x) vote in a shareholders' meeting, or (y) appoint the Company's directors or chief executive officer, creating a rebuttable presumption of "control."

**In this VIF, the "Personal Interest" of a shareholder means a personal interest in any act or transaction of the Company, and is deemed to include the personal interest of: (x) any "Relative" of that shareholder; (y) any company with respect to which that shareholder (or any Relative of that shareholder) serves as a director or the chief executive officer, owns at least 5% of the outstanding share capital, or has the right to appoint a director or the chief executive officer; or (z) any person voting for that shareholder by power of attorney, even if the shareholder himself does not have a Personal Interest in such act or transaction, whether or not the person holding power of attorney has discretion as to how to vote on such matter); excluding, however, an interest arising solely from the ownership of shares.
In the above definition of "Personal Interest," a "Relative" means: (a) a spouse, sibling, parent, grandparent, child or descendant; (b) a spouse's child or descendant, parent or sibling; or (c) the spouse of any of the foregoing.

In it's discretion, the Depositary is authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

PROXY TABULATOR FOR
QUOIN PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903